Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of European Sustainable Growth Acquisition Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-251888) of our report dated November 27, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of European Sustainable Growth Acquisition Corp.  as of November 16, 2020 and for the period from November 10, 2020 (inception) through November 16, 2020, which report appears in the Prospectus, which is part of the Registration Statement filed on January 4, 2021.

/s/ Marcum llp

Marcum llp
New York, NY

January 19, 2021